January 14, 2025

Bharat B. Masrani
Chief Executive Officer
The Toronto-Dominion Bank
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2, Canada

       Re: The Toronto-Dominion Bank
           Registration Statement on Form F-3
           Filed December 20, 2024
           File No. 333-283969
Dear Bharat B. Masrani:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Lesley Peng, Esq.